EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Six Months Ended June 30,	Year Ended December 31,
Dollars in Millions	2009	2008	2007	2006	2005	2004
Earnings
Earnings from continuing operations before income taxes	$3,125	$5,471	$3,186	$2,085	$4,016	$3,911
Less:
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	815	1,444	1,106	609	812	704
Equity in net income of affiliates	296	617	524	474	334	273
Capitalized interest	8	23	27	18	9	10

Income adjusted for equity income	2,006	3,387	1,529	984	2,861	2,924
Add:
Fixed charges	132	393	504	566	408	369
Distributed income of equity investments	287	590	488	439	383	278
Pre-tax losses of equity investees	5	17	12	10	9	3

Total Earnings	$2,430	$4,387	$2,533	$1,999	$3,661	$3,574

Fixed Charges
Interest and debt expense	$94	$310	$422	$498	$349	$310
Capitalized interest	8	23	27	18	9	10
One-third of rental expense (1)	30	60	55	50	50	49

Total Fixed Charges	$132	$393	$504	$566	$408	$369

Ratio of Earnings to Fixed Charges	18.41	11.16	5.03	3.53	8.97	9.69

(1)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a conservative estimate of an interest factor in its leases, which are not material.